Filed pursuant to Rule 253(g)(2)
File No. 024-10529

NEWSBEAT SOCIAL, INC.

SUPPLEMENT NO. 3 DATED OCTOBER 10, 2016
TO OFFERING CIRCULAR DATED JULY 12, 2016, AS SUPPLEMENTED

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of NewsBeat Social, Inc. (“we,” “our” or “us”), dated July 12, 2016 and filed by us with the United States Securities and Exchange Commission on July 13, 2016, as supplemented by Supplement No. 1 filed September 9, 2016 and Supplement No. 2 filed September 19, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that, as of October 9, 2016, the minimum number of Offered Shares was not subscribed for. As a result, on October 9, 2016, the offering terminated. Until now, all amounts received from investors have been kept in an escrow account. We will have these amounts promptly refunded from the escrow account to the investors entitled to them, in accordance with the procedures previously described in the Offering Circular.

We expect to make public announcements regarding updated offering plans in the near future.